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                                                                   Exhibit 99.17

                   Charles E. Smith Residential Realty, Inc.
                               2345 Crystal Drive
                           Arlington, Virginia 22202


                                   [FORM OF]

                                NOTICE OF MERGER

                                                               ___________, 2001

To:  Holders of Charles E. Smith Residential Realty, Inc. Series __ Preferred
     Stock

     Charles E. Smith Residential Realty, Inc., a Maryland corporation ("Smith"), is providing you with this notice in accordance with Sections 6(f) and 6(g) of the Articles Supplementary of the Board of Directors of Smith designating the preferences and rights of the Series __ Cumulative Convertible Redeemable Preferred Stock of Smith (the "Preferred Shares").

     Smith has entered into an Amended and Restated Agreement and Plan of Merger dated as of May 3, 2001 (the "Merger Agreement") with Archstone Communities Trust, a Maryland real estate investment trust ("Archstone"), Charles E. Smith Residential Realty L.P., a Delaware limited partnership, and Archstone-Smith Trust, a Maryland real estate investment trust and a wholly owned subsidiary of Archstone ("Archstone-Smith"). Pursuant to the Merger Agreement, Smith will merge with and into Archstone-Smith with Archstone-Smith as the surviving entity (the "Merger") and, as a result, the separate legal existence of Smith will terminate. Smith anticipates that the Merger will be consummated upon the later of the acceptance for record by the State Department of Assessments and Taxation of Maryland of the necessary articles of merger or such other date and time as are specified in the articles of merger (the "Effective Time"), subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. Smith currently expects that the Merger will become effective in October 2001. The Merger Agreement contemplates that certain other transactions will be completed at and/or prior to the Effective Time, as more fully described in the joint proxy statement/prospectus referred to in the last paragraph of this notice.

     By virtue of the Merger, each outstanding share of Smith common stock, together with the associated preferred stock purchase right of Smith, will automatically convert at the Effective Time into the right to receive 1.975 common shares of beneficial interest of Archstone-Smith ("Archstone-Smith common
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shares"), together with a new preferred share purchase right under an Archstone-
Smith rights agreement with Mellon Investor Services LLC, as rights agent. Each holder of Smith common stock entitled to receive any fractional Archstone-Smith common share will be paid an amount in cash (without interest), rounded to the nearest cent (with 0.5 of a cent rounded up), determined by multiplying (i) the average closing price of one Archstone common share on the New York Stock Exchange for the twenty trading days immediately preceding the closing date of the Merger by (ii) such fraction of an Archstone-Smith common share as such holder would otherwise be entitled to receive. Holders of Smith common stock will also receive any dividend or other distribution payable to holders of Smith common stock pursuant to the Merger Agreement.

     By virtue of the Merger, each outstanding Preferred Share will automatically convert at the Effective Time into the right to receive one share of Series __ Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest of Archstone-Smith (the "Archstone-Smith Preferred Shares"). Holders of Preferred Shares will also receive any dividend or other distribution payable to holders of Preferred Shares pursuant to the Merger Agreement. The Archstone-Smith Preferred Shares will have preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption identical to those of the Preferred Shares, except for an adjustment to the conversion price described below and for other changes that do not materially and adversely affect the holders of the Preferred Shares.

     Prior to the Merger, the conversion price of the Preferred Shares is $_____ per share. After the Merger, the Archstone-Smith Preferred Shares will have an initial conversion price of $_____ per share, which is equivalent to a conversion ratio of [1.975] Archstone-Smith common shares for one Archstone-Smith Preferred Share [(the same ratio applicable to the exchange of shares of Smith common stock for Archstone-Smith common shares in the Merger)]. The respective conversion prices of the Preferred Shares and the Archstone-Smith Preferred Shares are subject to adjustment in substantially the same circumstances.

     Smith expects that each holder of shares of Smith common stock will be entitled to exchange such shares for Archstone-Smith common shares, and each holder of Preferred Shares will be entitled to exchange such Preferred Shares for Archstone-Smith Preferred Shares, in accordance with the following timing and procedure. Pursuant to the Merger Agreement, Archstone-Smith has undertaken to use commercially reasonable efforts to cause Mellon Investor Services LLC, as exchange agent (the "Exchange Agent"), within five business days after the Effective Date, to send to each holder of Smith common stock or preferred stock (including holders of the Preferred Shares) a letter of transmittal for use in the exchange of shares, as well as instructions regarding the surrender of Smith stock certificates to the Exchange Agent. Archstone-Smith has further undertaken to use commercially

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reasonable efforts to cause the Exchange Agent, within five business days after receipt from a surrendering holder of Smith stock certificates surrendered for exchange, a properly completed and signed letter of transmittal and such other documents as may reasonably be required by the Exchange Agent (the "Exchange Documents"), to mail (or make available for collection in person) to such surrendering holder the Archstone-Smith common shares or the Archstone-Smith Preferred Shares, as applicable, to which such surrendering holder is entitled.

     Notice of a special meeting of stockholders of Smith to approve the Merger Agreement is being sent to you in a separate mailing, together with a copy of the joint proxy statement/prospectus of Archstone-Smith and Smith with respect to the Merger and certain related transactions. Only holders of record of shares of Smith common stock are entitled to vote at the special meeting or any adjournments or postponements. The joint proxy statement/prospectus includes a description of the terms of the Merger, the Merger Agreement and the Archstone-Smith Preferred Shares, as well as other information, including certain risks inherent in holding an ownership interest in Archstone-Smith. Additional information regarding Smith, Archstone and Archstone-Smith is contained in the registration statement of which the joint proxy statement/prospectus forms a part and in other reports and documents filed by Smith and Archstone, respectively, with the Securities and Exchange Commission ("SEC"). You may obtain copies of the registration statement and such other reports and documents (including the documents incorporated by reference into the joint proxy statement/prospectus) at the SEC's web site at www.sec.gov at no charge or by directing a request to Charles E. Smith Residential Realty, Inc., 2345 Crystal Drive, Arlington, VA 22202, Attention: Greg Samay, or by calling Mr. Samay at
(703) 769-1069.

                                    Very truly yours,

                                    CHARLES E. SMITH RESIDENTIAL REALTY, INC.


                                    By:
                                        ----------------------------------------
                                    Name:
                                          --------------------------------------
                                    Title:
                                           -------------------------------------

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